Exhibit 99.5

GOVERNMENT OF ALBERTA

2024-25 First Quarter

Fiscal Update and

Economic Statement

Note on restatements and accounting policy changes:

•

2023-24 Actual and 2024-25 Budget numbers have been restated to reflect the revised government structure under the Government Organization Act (Order in Council 157/2023, June 9, 2023 and Order in Council 29/2024, February 16, 2024).

•

Effective April 1, 2023, the Province adopted the Public Private Partnerships (P3) standard. This standard provides guidance on how to account for public private partnerships between public and private sector entities, where the public sector entity procures infrastructure using a private sector partner. The Province used prospective application to adopt this standard, except for P3 contracts entered prior to April 1, 2023, of which retroactive application is used without restating prior year comparatives. As a result, the reported opening net book value of tangible capital assets decreased by $415 million and opening P3 liabilities decreased by $353 million. Effective April 1, 2024, associated debt servicing costs were increased by $22 million.

•

Effective April 1, 2023, the Province adopted the Revenue standard. This standard provides guidance on how to account for and report revenue, and specifically differentiates between revenue arising from exchange and non-exchange transactions. The Province used prospective application to adopt this standard. As a result, 2023 comparatives are not restated.

•	Effective April 1, 2023, the Province adopted the Purchased Intangibles guideline. The Province used prospective application to adopt this guideline. As a result, 2023 comparatives are not restated.

Treasury Board and Finance, Government of Alberta

August, 2024

2024–25 First Quarter Fiscal Update and Economic Statement

Additional copies of this report may be obtained by visiting our website at:

www.alberta.ca/budget-documents.aspx

2	2024–25 First Quarter Fiscal Update and Economic Statement

Table of Contents

2024-25 First Quarter Fiscal Plan Highlights	4

Revenue and Expense Highlights	5

Balance Sheet Summary	7

Assets and Liabilities	8

Fiscal Framework	9

Capital Plan Highlights	10

Capital Plan Summary	10

Local Government Fiscal Framework Act Report	11

Revenue	12

Operating Expense by Ministry / Disaster and Emergency Assistance Expense /	13
Capital Plan Funding Sources

Capital Amortization Expense	14

Debt Servicing Costs	14

Inventory Consumption Expense / Inventory Acquisition	15

Cash Adjustments / GRF Cash and Allocation	16

Fiscal update and economic statement	17

Economic Update	18

Key Energy and Economic Assumptions	23

Note: Amounts presented in tables may not add to totals due to rounding.

2024–25 First Quarter Fiscal Update and Economic Statement	3

2024-25 First Quarter Fiscal Plan Highlights

The 2024-25 first quarter update includes a $2.9 billion surplus, $2.6 billion more than estimated in Budget 2024. The rapid and unexpected growth in population has added pressures on government programs and services. Alberta’s economic growth is expected to pick up this year but will lag behind the exceptional increase in the province’s population. While expanding pipeline capacity and stronger-than-expected oil prices are boosting revenue in the energy sector, output from other sectors has been slow to gain momentum. Uncertainty about global economic conditions and the impact on the Alberta economy and government revenues and expenses present risks.

The 2024-25 revenue forecast has improved by $2.7 billion, mainly as a result of higher-than-expected non-renewable resource (NRR) and personal income tax revenue. Total program expense has increased by $0.1 billion from budget due to changes associated with dedicated revenue. Other expense increases of $563 million are forecast to be absorbed by the contingency in alignment with the Sustainable Fiscal Planning and Reporting Act.

Total revenue of $76.2 billion is forecast, $2.7 billion higher than estimated in Budget 2024. NRR is up $2.5 billion from budget. Income tax revenue is up $0.5 billion from budget mainly as a result of population growth and employment gains, offset by a $0.3 billion decrease in other revenue.

Total expense of $73.3 billion is forecast, an increase of $0.1 billion from budget, while expense before forecast contingency allocations is $0.7 billion higher. Operating expense is up by $0.2 billion mainly to address enrolment growth in K-12 education. Capital grant increases of $0.1 billion are mainly from re-profiling of projects from 2023-24. Debt servicing costs have decreased by $0.2 billion mainly due to lower-than-

expected borrowing requirements as a result of the higher surplus. Disaster and emergency assistance, primarily for wildfire fighting, is $0.6 billion. The $0.7 billion increase is offset by $0.1 billion in dedicated revenue and a $0.6 billion preliminary allocation from the contingency.

The Capital Plan in 2024-25 is forecast at $8.5 billion, $0.2 billion more than budget, largely from re-profiling unspent capital project funding to the current year from 2023-24: capital grants have increased by $0.1 billion and capital investment has increased $0.1 billion.

Taxpayer-supported debt is forecast at $86.1 billion as at March 31, 2025, an increase of $4.2 billion from 2024, due to additional borrowing required in 2024-25. Net debt to GDP at year-end is forecast to be 8.6 per cent.

Fiscal Plan Summary

(millions of dollars)

	Fiscal Year			Change
	2023-24	2024-25		from
Income Statement	Actual	Budget	Forecast	Budget

Revenue

Income tax revenue	22,204	22,632	23,145	513

Other tax revenue	4,543	6,013	5,975	(38)

Non-renewable resource revenue	19,287	17,315	19,838	2,523

Other revenue	28,698	27,578	27,252	(325)

Total Revenue	74,732	73,537	76,210	2,673

Expense

Operating expense	58,143	60,124	60,319	195

Capital grants	2,103	3,469	3,548	80

Amortization / inventory consumption / loss on disposals	4,399	4,564	4,561	(3)

Debt servicing costs	3,149	3,389	3,208	(181)

Pension provisions	(372)	(364)	(364)	-

Disaster and emergency assistance	3,025	-	573	573

Expense before contingency	70,447	71,182	71,845	663

Contingency (forecast un-allocated)	-	2,000	1,438	(563)

Total Expense	70,447	73,182	73,283	101

Surplus / (Deficit)	4,285	355	2,928	2,573

Capital Plan

Capital grants	2,103	3,469	3,548	80

Capital investment	4,197	4,830	4,963	132

Total Capital Plan	6,300	8,299	8,511	212

4	2024–25 First Quarter Fiscal Update and Economic Statement

Revenue and Expense Highlights

Total Revenue of $76.2 billion is forecast for 2024-25, $2.7 billion higher than estimated in Budget 2024, mainly due to higher resource and income tax revenue, partially offset by decreases in other sources of revenue.

•	Resource revenue is forecast to be $19.8 billion in 2024-25, $2.5 billion higher than budget. The increase from budget is primarily due to stronger oil prices in the first quarter.

•	The West Texas Intermediate (WTI) oil prices are forecasted to average US$76.50 per barrel (/bbl) in 2024-25, $2.50/bbl higher than previously estimated due to an improvement in the global economic outlook and geopolitical events in the Middle East. Additionally, OPEC+ production cuts have also tightened the market and supporting prices. The Light-Heavy Differential is expected to average US$14/bbl for 2024-25, $1.6/bbl narrower than budgeted and $3/bbl narrower than the prior year. The startup of the Trans Mountain Expansion pipeline in early May has helped narrow the differential. Additionally, higher seasonal demand and maintenance in oil sands facilities helped narrow the differential.

•	The US-Canadian dollar exchange rate is forecast to average 73.70 US¢/Cdn$ for the fiscal year, below the budget of 75.90 US¢/Cdn$. A lower Canadian dollar increases oil prices when they are converted from US to Canadian dollars and is positive for Alberta government revenue.
•	Bitumen royalties of $15.1 billion are forecast, $2.6 billion higher than budget, mainly due to the higher WTI prices, a narrower Light-Heavy Differential, and a weaker Canadian dollar. The anticipated oil sands project payout profile is contributing to increased bitumen royalties, with two projects anticipated to achieve payout in 2024. Crude oil royalties are forecast at $2.9 billion, a $122 million increase from budget, driven by the same factors as bitumen royalties.

•	Natural gas and by-product royalties are estimated at $1.3 billion, $154 million lower than estimated in budget. This decrease was due to a milder winter, combined with robust natural gas production in western Canada, that led to elevated inventories heading into the spring. The Alberta Reference Price is forecast at Cdn$1.80 per gigajoule (/GJ), a decrease of $1.10/GJ from budget.

•	Personal income tax (PIT) revenue is forecast at $16.1 billion, an increase of $458 million from budget, mainly due to stronger 2023 tax assessments, and an upward revision to personal income for 2024, propelled by population and employment gains.

•	Corporate income tax (CIT) revenue is forecast at $7.1 billion, up only slightly from Budget 2024.
•	Other tax revenue is forecast at $6 billion, a $38 million decline from budget, due to lower tobacco and insurance tax revenue, partially offset by higher fuel tax revenue from higher sales volumes. Insurance tax revenue is lower following the policy change in car insurance premiums for good drivers.

•	Federal transfers of $12.6 billion are forecast, $22 million lower than estimated in budget. A $71 million decrease in transfers for Labour Market Agreements following the elimination of top-up revenue to provinces and territories announced in the 2024 Federal Budget is partially offset by increases from re-profiled infrastructure projects and other federal transfers.

•	Total revenue from other sources is forecast at $14.6 billion, $302 million lower than budget. Investment income is up $53 million mainly due to proceeds from prefunding of large, upcoming debt maturities being invested in the liquidity portfolio investment. Net income from government business enterprises is $89 million lower, due mainly to an increase in the operating loss of the Alberta Petroleum Marketing Commission’s Sturgeon Refinery. Other revenue is forecast a net $266 million lower, mainly from a $185 million reduction in Technology Innovation and Emissions Reduction Fund (TIER) revenue and a net $81 million decrease in other sources, primarily the Renewable Electricity Program.

2024–25 First Quarter Fiscal Update and Economic Statement	5

Total Expense of $73.3 billion is forecast, a $0.1 billion increase from budget, reflecting $101 million in dedicated revenue.

•	Operating expense is forecast at $60.3 billion, $195 million more than Budget 2024. This increase is primarily due to:

-

A $125 million increase in Education expense primarily to address enrolment growth pressures, as school authorities anticipate an increase in student numbers - more than 33,000 new students in the 2024/25 school year.

-	A $34 million increase for the cost of selling oil, driven by the higher oil prices and the volume of Crude Oil Royalty-in-Kind barrels marketed by the Alberta Petroleum Marketing Commission (APMC).

-

An additional $19 million in Health is forecast to the support services program within Alberta Health Services (AHS), reflecting an anticipated rise in service activity for out of country patients; this is directly offset by AHS’ own-source revenue.

-

Increase of about $6 million for the Gender-Based Violence rental assistance program under the Canada Housing Benefit, which provides financial support for housing costs to survivors fleeing violence, fully offset by federal revenue.

-	A $4.4 million increase to reinstate Sustainable Canadian Agricultural Partnership funding to meet federal spending obligations, fully offset by federal revenue.

-	$3.2 million for the Métis Settlements and FireSmart Program to enhance community safety and wildfire preparedness, fully offset by federal revenue.
-	$2.1 million increase for each of the Gun and Gang Violence Action Fund and the Species at Risk programs, both offset by federal funding.

•	Capital grants of $3.5 billion are forecast, up $80 million from budget, primarily from re-profiling 2023-24 projects, including Investing in Canada Infrastructure Projects (ICIP) projects and various capital grant programs.

•	Debt servicing costs are forecast to decrease $181 million from budget, due mainly to a reduction in borrowing required due to the improved surplus.

•	Disaster and emergency assistance of $573 million is forecast, primarily due to an active wildfire season including the Jasper National Park wildfire. This includes $505 million set aside for presuppression and response costs and $45 million in wildfire reclamation program expense, with $316 million incurred to date. Also included is $10 million for donation matching with the Canadian Red Cross and $13 million for emergency evacuation payments to date.

•	A contingency of $2 billion was included in Budget 2024, to align with the in-year expense limitation under the new legislated fiscal framework. Increases in expense not offset by dedicated revenue are included in the preliminary contingency allocation of $0.6 billion. The government continues to monitor the impact of the sudden and unexpected surge in population growth on programs and services. The $1.4 billion remaining in contingency is available to address impacts as required.

Preliminary Contingency Allocation

(millions of dollars)

Budget 2024-25	2,000

less expense changes net of dedicated revenue:

Op. ex., cap. grants, debt servicing costs	11

Emergency / disaster assistance	(573)

Unallocated contingency	1,438

6	2024–25 First Quarter Fiscal Update and Economic Statement

Balance Sheet Summary

(millions of dollars)

	At March 31			Change
	2024	2025		from
	Actual	Budget[a]	Forecast	2024

Financial Assets

Alberta Heritage Savings Trust Fund accumulated operating surplus	20,872	23,779	23,779	2,907

Endowment fund accumulated operating surpluses:

Alberta Heritage Foundation for Medical Research	2,202	2,321	2,321	119

Alberta Heritage Science and Engineering Research	1,288	1,350	1,350	62

Alberta Heritage Scholarship	1,459	1,531	1,531	72

Alberta Enterprise Corporation	337	333	333	(4)

General Revenue Fund - surplus cash[b]	1,984	-		(1,984)

Debt retirement	5,035	10,702	10,600	5,565

Alberta Fund	3,667	-	-	(3,667)

Self-supporting lending activity:

Loans to local authorities (including SUCH sector)	14,590	14,579	14,565	(25)

Agriculture Financial Services Corporation	2,966	4,017	4,017	1,051

Equity in commercial enterprises: ATB / AGLC / APMC / CUDGCo / Bal. Pool / PSIs	862	584	630	(232)

Student loans	4,640	5,246	5,246	606

Technology Innovation and Emissions Reduction Fund	1,017	1,033	1,033	16

Other financial assets (including SUCH sector)	25,970	26,738	27,825	1,855

Total Financial Assets	86,889	92,213	93,230	6,341

Liabilities

Taxpayer-supported debt:

Direct borrowing for the Capital Plan	44,957	47,360	45,608	651

Alternative Financing (Public-private partnerships (P3s) - Capital Plan)	2,637	2,540	2,539	(98)

Debt issued to reduce pre-1992 Teachers’ Pension Plan unfunded liability	478	478	478	-

Direct borrowing for the Fiscal Plan	33,763	37,452	37,458	3,695

Total taxpayer-supported debt	81,835	87,830	86,083	4,248

Self-supporting lending organization / activity debt:

Debt for local authority loans	14,590	14,579	14,565	(25)

Agriculture Financial Services Corporation	3,125	3,187	3,187	62

Total taxpayer and self-supported debt	99,550	105,596	103,835	4,285

Coal phase-out liabilities	609	530	530	(79)

Pension liabilities	7,904	7,540	7,540	(364)

Asset retirement obligations	2,391	2,402	2,402	11

Other liabilities (includes SUCH sector)	17,799	18,242	18,623	824

Total Liabilities	128,253	134,310	132,930	4,677

Net Financial Assets / (Debt)	(41,364)	(42,097)	(39,700)	1,664

Capital / other non-financial assets	61,515	62,617	62,763	1,248

Spent deferred capital contributions	(3,964)	(3,982)	(3,949)	15

Net Assets	16,187	16,538	19,115	2,927

Net assets / (liabilities) - statement of operations	12,649	13,000	15,577	2,928

Accumulated remeasurement gains	3,538	3,538	3,538	-

Change in Net Assets - statement of operations (before adjustments)	4,149	351	2,928

Net financial debt / GDP (calendar year, nominal)	-9.4%	-9.2%	-8.6%

[a]

Budget numbers have been restated to reflect 2023-24 Actual results and adoption of the new Public Private Partnerships (P3) accounting standard. Actual numbers have been restated to reflect an increase of $1,984 million in loans to local authority self-supporting lending activity assets and a decrease of the same amount to other financial assets. Budget numbers have been restated to reflect a net increase of $3,683 million in direct borrowing for the Fiscal Plan and a net decrease of the same amount for other liabilities to reclassify the pre-funding of upcoming debt maturities in taxpayer-supported debt rather than other liabilites.

[b]

In 2023-24 surplus cash of the General Revenue Fund is allocated to debt repayment and the Alberta Fund in accordance with the Sustainable Fiscal Planning and Transparency Act. Due to timing of maturities, $1,682 million was repaid in 2023-24 and the remaining $1,984 million is being used to repay debt maturities in 2024-25.

2024–25 First Quarter Fiscal Update and Economic Statement	7

Assets and Liabilities

Financial Assets of $93.2 billion are forecast as at March 31, 2025, an increase of $6.3 billion from March 31, 2024.

•	Heritage, endowment funds, and the Alberta Enterprise Corporation (AEC) accumulated surpluses are forecast to grow $1.2 billion. The Heritage Fund 2024-25 net income of $0.9 billion is fully retained in the fund, while the net assets of the three endowment funds and AEC have increased a net $249 million, mainly due to increased income.

•	Financial assets from self-supported lending activity and Alberta Financial Services Corporation (AFSC) are increasing $3.0 billion, partially as a result of the Alberta Crop Insurance Fund being replenished.

•	Commercial enterprise equity is a net of $232 million lower than at March 31, 2024. The change is due mainly to a forecast operating loss at APMC’s Sturgeon Refinery, partially offset by positive net income from ATB Financial and other enterprises.

•	At March 31, 2025, there is no surplus cash forecast to be available for allocation to debt repayment or the Alberta Fund. In 2023-24, $3.7 billion of surplus cash was allocated to debt repayment with $1.9 billion of that occurring in 2024-25. The remaining $3.7 billion in surplus cash was allocated to the Alberta Fund with $2 billion allocated to the Alberta Heritage Savings Trust Fund and $1.7 billion forecast to offset additional, new borrowing requirements in 2024-25.
•	In advance of large upcoming debt maturities, in 2025-26, additional borrowing is being undertaken now to achieve efficiencies and the lowest cost possible in repaying the maturing bonds. The funds raised in advance are held in a designated debt retirement account. At March 31, 2025, the debt retirement account is forecast to hold $10.6 billion, an increase of $5.6 billion from the prior year.

•	Other financial assets are forecast to be $0.5 billion more than March 31, 2024. These include financial assets of school boards, universities and colleges, and the health authority, student loans, accounts and interest receivable, natural gas royalty deposits, cash associated with future liabilities such as corporate income tax refunds, the cash reserve, and derivative financial instruments.

Liabilities are forecast at $132.9 billion at March 31, 2025, $4.7 billion higher than at March 31, 2024.

Taxpayer-supported debt is estimated at $86.1 billion, $4.2 billion more than 2024.

•	Liabilities for capital projects are up $0.6 billion from March 31, 2024 and down $1.8 billion from budget as a result of the higher 2024-25 surplus.

•	Fiscal Plan debt is now forecast at $37.5 billion, up $3.7 billion from the prior as a result of the pre-funding plan.

•	Debt issued to support loans to Agriculture Financial Services Corporation and to local authorities is increasing by a net $37 million from the prior year.
•	Other liabilities are $0.8 billion higher than the prior year. These include liabilities of the SUCH sector, natural gas royalty and security deposits, unearned revenue, estimated corporate income tax refunds, trade payables, other liabilities of AFSC, coal phase out liabilities, asset retirement obligations and derivative financial instruments. Government obligations for pension plan liabilities have decreased by $0.4 billion.

Net financial debt (financial assets less liabilities) as at March 31, 2025, is estimated at $39.7 billion, $1.7 billion less than on March 31, 2024, essentially reflecting the planned repayment of taxpayer-supported debt. The increase in borrowing in advance of large, upcoming debt maturities is offset by a corresponding asset in the debt retirement account. Net debt to GDP is estimated at 8.6 per cent.

Capital and other non-financial assets of $62.8 billion are forecast for March 31, 2025, a $1.2 billion net increase from March 31, 2024, mainly due to $5 billion in capital investment less $3.7 billion in amortization and other adjustments. Deferred capital contribution liabilities remained largely unchanged at $3.9 billion.

Net Assets - operating of $15.6 billion are forecast as at March 31, 2025, a $3 billion increase from 2023-24, reflecting the higher surplus forecast for 2024-25.

Net Assets of $19.1 billion are forecast as at March 31, 2025, consisting of net assets - operating and accumulated remeasurement gains and losses.

8	2024–25 First Quarter Fiscal Update and Economic Statement

Fiscal Framework

In Budget 2023, the government introduced a new fiscal framework to guide decision-making to help manage the volatility of Alberta’s unique economic and revenue situation.

The Sustainable Fiscal Planning and Reporting Act requires the government to balance the budget. The government continues to forecast a surplus of $2.9 billion in 2024-25.

The framework also limits in-year expense increases, adjusted to exclude expense that is directly offset by a related increase to revenue and non-cash, non-recurring adjustments, to the voted, budgeted contingency. In 2024-25, the contingency is set at $2 billion.

Thus far in 2024-25, expense has increased by a total of $0.7 billion; $0.1 billion of the increase is offset by dedicated revenue and the remaining $0.6 billion is allocated from the contingency, leaving $1.4 billion unallocated.

Expenses increases offset by dedicated revenue include $19 million in AHS offset by own source revenue, a net $37 million for infrastructure investments partially funded by the federal government, $34 million in cost of selling oil offset by increased resource revenue and $10 million other minor changes.

Budget 2024-25 Contingency

(millions of dollars)

		2,000

Expense increases:

Emergency / disaster assistance	573

Other	90

Total Expense increases	663

Less dedicated revenue / expense	(101)

Preliminary contingency allocation	563	(563)

Contingency - unallocated		1,438

Debt Repayment and Alberta Fund Allocation

The framework also sets policies for the allocation of surplus cash available from fiscal results with the first 50 per cent used to repay debt maturing in that fiscal year and the remaining 50 per cent allocated to the Alberta Fund.

Surplus cash available for allocation to debt repayment and the Alberta Fund is different from the first quarter forecast operating surplus of $2.9 billion.

Cash adjustments to the surplus, such as differences between accrued revenue and expense, SUCH sector and entity results, and transfers not reported on the income statement are necessary to determine the cash balance available for allocation.

In 2024-25, the opening cash balance in the Alberta Fund was $3.7 billion from the 2023-24 final results. Of this, $2 billion was allocated to the Alberta Heritage Savings Trust Fund. The remaining $1.7 billion is used to offset new borrowing requirements in 2024-25.

After cash adjustments totaling $5.2 billion, there is no surplus cash available for allocation to debt repayment or the Alberta Fund in 2024-25. The negative cash amount of $0.6 billion represents new, additional borrowing required in 2024-25. Details of the various cash adjustments are included below.

•	Retained income of funds and agencies Funds and agencies retain $2 billion of the reported surplus, as this cash belongs to the funds and agencies and not the General Revenue Fund (GRF).

-

This includes: $2.6 billion in income from Alberta Heritage Savings Trust Fund and endowment funds, ATB Financial, Agriculture Financial Services Corporation, Technology Innovation and Emission Reduction Fund, other government business enterprises and entities.

-	The net loss of $606 million reported by APMC in contrast, is the responsibility of APMC and GRF cash is not required.

•	Other cash adjustments $1.0 billion is forecast mainly in differences between accrued and cash revenue and expense and cash needed for student and other loans, and other changes in financial assets and liabilities.

-	The differences between energy royalties, PIT and CIT revenue and cash received are among the most significant and volatile cash adjustments.

•	Capital cash adjustments A negative $2.3 billion cash adjustment mainly reflects non-SUCH capital investment cash requirement of $3.7 billion not reported in the surplus, less non-SUCH non-cash amortization expense of $1.4 billion that is included in expense and the surplus.

This plan for using cash from the Alberta Fund is preliminary and will continue to be evaluated as the fiscal year unfolds.

Cash available for allocation / debt maturities

(billions of dollars)

Cash available for allocation:

From 2023-24 results	3.7

Allocation to Heritage Fund	(2.0)

2024-25 surplus	2.9

less entity retained income	(2.0)

less capital plan requirements	(2.3)

plus net other cash adjust.	(1.0)

ATB Financial dividend	0.1

Total cash available	(0.6)

Allocation:

2024-25 taxpayer-supported debt	-

Alberta Fund	-

Total allocation	-

Debt maturities

2024-25 maturities	6.0

2025-26 maturities	13.2

2026-27 maturities	5.8

2024–25 First Quarter Fiscal Update and Economic Statement	9

Capital Plan Highlights

The 2024-25 Capital Plan is forecast at $8.5 billion, up $212 million from Budget 2024. This increase includes $80 million in capital grants and $132 million in capital investment, with $184 million, or 87 per cent, related to the re-profiling of project cash flows from unspent funds in 2023-24. The adjustments align with the progress of completion and project scheduling, ensuring all projects continue to be delivered as committed in Budget 2024.

The $80 million increase to capital grants is primarily for re-profiling unspent funds from 2023-24 related to affordable housing projects, federally funded infrastructure projects and Recovery Communities projects to address the Mental Health and Addiction crisis to 2024-25.

The $132 million increase to capital investment includes re-profiling of $102 million in unspent funds from 2023-24 to 2024-25 primarily for various roads and bridge projects, government facilities, Clean Hydrogen Center of Excellence, and agriculture and irrigation projects. Additionally, $20 million in funding was added for Compassionate Intervention planning and other initiatives and $10 million transfers from operating expense and SUCH sector self-financed investment.

Included in the re-profiling from 2023-24 is $69 million in capital investment vote authority carried over from 2023-24, $27 million for Transportation and Economic Corridors, $12 million for Agriculture and Irrigation, $11 million for Technology and Innovation, $6 million for Environment and Protected Areas, and $13 million in several other ministries.

Factors impacting project progress include the pace of construction driven by labour and material supply, changes in project scope, land conditions, timing related to tendering, permitting, and planning and progress of project identification, approval and construction through municipalities and federal programs.

The Capital Plan is funded from a variety of sources, including the federal government; donations; school boards, post-secondary institutions, the health authority, and other funds and agencies; public-private partnerships; general revenue fund or borrowed cash, including ICIP. More details can be found in the table on page 13.

Capital Plan Summary

(millions of dollars)	Fiscal Year			Change
	2023-24	2024-25		from
	Actual	Budget	Forecast	Budget

Advanced Education	575	437	444	7

Affordability and Utilities	8	7	7	-

Agriculture and Irrigation	31	97	109	12

Arts, Culture and Status of Women	124	98	102	4

Children and Family Services	6	3	4	1

Education	773	946	959	13

Energy and Minerals	144	228	236	8

Environment and Protected Areas	104	107	117	10

Forestry and Parks	75	140	149	10

Health	735	1,443	1,429	(14)

Indigenous Relations	11	10	18	8

Infrastructure	351	385	401	16

Jobs, Economy and Trade	14	25	26	2

Justice	23	14	14	-

Mental Health and Addiction	26	140	162	22

Municipal Affairs	765	1,050	1,068	18

Public Safety and Emergency Services	7	12	15	3

Seniors, Community and Social Services	136	202	231	29

Service Alberta and Red Tape Reduction	34	64	64	-

Technology and Innovation	128	233	263	30

Tourism and Sport	-	10	10

Transportation and Economic Corridors	2,211	2,629	2,662	33

Treasury Board and Finance	18	18	18	-

Legislative Assembly	1	2	2	-

Total Capital Plan	6,300	8,299	8,511	212

10	2024–25 First Quarter Fiscal Update and Economic Statement

Local Government Fiscal Framework Act Report

The Local Government Fiscal Framework Act (LGFF) sets out a new funding model for capital grants to Alberta municipalities and Metis Settlements, starting this year. This model allows the Government of Alberta to share revenue risks with local governments, including both increases and decreases.

As required by the LGFF Act, the total funding available in 2026-27 for Calgary, Edmonton and all other local governments allocation must be made public by September 30, 2024. This will provide Alberta local governments with an understanding of provincial government funding for capital project two years in advance and will facilitate better capital planning, project management, and budgeting.

The total funding for 2026-27 is calculated based on the change in provincial government revenues between 2022-23 and 2023-24, adjusted for any policy changes of over $100 million and excluding revenue from Technology Innovation and Emissions Reduction Fund. As a result, 2026-27 LGFF funding is decreasing to $800 million due to a decline in provincial revenue in 2023-24 compared to 2022-23.

Allocations for Edmonton and Calgary are calculated based on population, education property tax requisition and kilometres of open roads maintained by each city, all from the fiscal year 2023-24. The allocation for other local government formula is based on population, tangible capital assets, cumulative amortization, length of local roads base funding for all local governments, and needs-based funding for communities with limited local assessment bases.

Allocations for other local governments will be posted on the LGFF website in September. (alberta.ca/local-government-fiscal-framework-capital-funding)

Local Government Capital Grant Funding

(millions of dollars)

	Previously Published
	2024-25	2025-26	2026-27

Calgary	224	255	249

Edmonton	158	179	174

Local Governments (Excluding Calgary and Edmonton)	340	386	377

Total Local Government Capital Grant Funding	722	820	800

2024–25 First Quarter Fiscal Update and Economic Statement	11

Revenue

(millions of dollars)	Fiscal Year			Change from Budget
	2023-24	2024-25
	Actual	Budget	Forecast

Income Taxes

Personal income tax	15,160	15,604	16,062	458

Corporate income tax	7,044	7,028	7,083	55

	22,204	22,632	23,145	513

Other Taxes

Education property tax	2,526	2,733	2,733	-

Fuel tax / electric vehicle tax	269	1,398	1,409	11

Tobacco / vaping tax	439	473	439	(34)

Insurance taxes	858	918	906	(12)

Cannabis tax	210	196	196	-

Tourism levy	116	118	116	(2)

Freehold mineral rights tax	125	100	99	(1)

Land titles registration levy	-	77	77	-

	4,543	6,013	5,975	(38)

Non-Renewable Resource Revenue

Bitumen royalty	14,518	12,538	15,099	2,561

Crude oil royalty	2,972	2,779	2,901	122

Natural gas and by-products royalty	1,058	1,468	1,314	(154)

Bonuses and sales of Crown leases	499	321	350	29

Rentals and fees / coal royalty	242	209	174	(35)

	19,287	17,315	19,838	2,523

Transfers from Government of Canada

Canada Health Transfer	5,964	6,164	6,164	-

Canada Social Transfer	1,908	2,001	1,996	(5)

Direct transfers to SUCH sector / Alberta Innovates Corp.	608	633	633	-

Infrastructure support	715	840	878	38

Agriculture support programs	615	537	541	4

Labour market agreements	322	317	246	(71)

Early learning child care agreements	881	1,139	1,139	-

Other	1,323	1,008	1,020	12

	12,336	12,640	12,617	(22)

Investment Income

Alberta Heritage Savings Trust Fund	2,065	1,042	1,042	-

Endowment funds	527	291	291	-

Income from local authority loans	802	758	745	(13)

Agriculture Financial Services Corporation	93	148	148	-

Other (includes SUCH sector)	1,095	1,027	1,093	66

	4,581	3,267	3,320	53

Net Income from Government Business Enterprises

AGLC – Gaming / lottery	1,569	1,487	1,504	17

AGLC – Liquor	791	808	791	(17)

AGLC – Cannabis	11	7	7	-

ATB Financial	337	266	251	(15)

Balancing Pool	160	65	73	8

Other (CUDGCo / APMC / PSIs)	(1,630)	(509)	(591)	(82)

	1,237	2,123	2,034	(89)

Premiums, Fees and Licences

Post-secondary institution tuition fees	1,836	1,999	1,999	-

Health Services / school board fees and charges	818	845	871	26

Motor vehicle licences	969	594	594	-

Crop, hail and livestock insurance premiums	619	695	695	-

Energy industry levies	400	394	394	-

Other (includes land titles revenue)	924	856	864	8

	5,565	5,384	5,417	33

Ot\her

SUCH sector sales, rentals and services	1,123	947	940	(7)

SUCH sector fundraising, donations, gifts, contributions	788	784	784	-

AIMCo investment management charges	860	936	936	-

Fines and penalties	174	203	203	-

Refunds of expense	431	138	138	-

Technology Innovation and Emissions Reduction Fund	907	539	354	(185)

Miscellaneous	696	618	510	(108)

	4,979	4,164	3,865	(299)

Total Revenue	74,732	73,537	76,210	2,673

12	2024–25 First Quarter Fiscal Update and Economic Statement

Operating Expense by Ministry

(millions of dollars)	Fiscal Year			Change from Budget
	2023-24	2024-25
	Actual	Budget	Forecast

Advanced Education	6,233	6,305	6,302	(3)

Affordability and Utilities	119	84	85	1

Agriculture and Irrigation	743	870	874	4

Arts, Culture and Status of Women	132	157	157	-

Children and Family Services	1,603	1,498	1,498	-

Education	8,878	9,252	9,377	125

Energy and Minerals	822	823	858	35

Environment and Protected Areas	377	512	514	2

Executive Council	47	56	56	-

Forestry and Parks	285	351	355	4

Health	25,165	26,207	26,226	19

Immigration and Multiculturalism	39	42	42	-

Indigenous Relations	214	210	209	(1)

Infrastructure	462	488	488	-

Jobs, Economy and Trade	1,557	1,849	1,849	-

Justice	652	681	681	-

Mental Health and Addiction	151	171	171	-

Municipal Affairs	220	235	235	-

Public Safety and Emergency Services	1,205	1,249	1,251	2

Seniors, Community and Social Services	5,284	5,229	5,235	6

Service Alberta and Red Tape Reduction	159	180	179	(1)

Technology and Innovation	723	759	759	-

Tourism and Sport	112	126	126	-

Transportation and Economic Corridors	564	549	549	-

Treasury Board and Finance	2,237	2,086	2,086	-

Legislative Assembly	160	156	156	-

Total Operating Expense	58,143	60,124	60,319	195

Disaster and Emergency Assistance Expense (millions of dollars)	Fiscal Year			Change from Budget
	2023-24	2024-25
	Actual	Budget	Forecast

Agriculture and Irrigation – agriculture support	1,856	-	-	-

Forestry and Parks – wildfire fighting	851	-	550	550

Health - wildfire supports	4	-	-	-

Public Safety and Emergency Services – wildfire / flood support	260	-	-	-

Municipal Affairs - wildfire support	-	-	10	10

Seniors, Community and Social Services - wildfire support	54	-	13	13

Total Disaster and Emergency Assistance Expense	3,025	-	573	573

Capital Plan Funding Sources (millions of dollars)	Fiscal Year			Change from Budget
	2023-24	2024-25
	Actual	Budget	Forecast

Capital Plan (net of accrued expense vs cash outlays), less	6,460	8,333	8,533	200

Capital Plan 10% contingency	-	(800)	(800)	-

Funding required	6,460	7,533	7,733	200

Source of funding:

Cash received / assets donated for capital purposes / book value of disposals	881	1,185	913	(272)

Retained income of funds and agencies	27	35	39	4

SUCH sector self-financed	710	508	555	47

Technology Innovation and Emissions Reduction Fund	25	63	63	-

Alternative financing (P3s)	64	1	1	-

General revenue fund cash / direct borrowing	4,753	5,743	6,162	421

Total Capital Plan Funding Sources	6,460	7,535	7,733	200

2024–25 First Quarter Fiscal Update and Economic Statement	13

Capital Amortization Expense

(millions of dollars)

	Fiscal Year			Change from Budget
	2023-24	2024-25
	Actual	Budget	Forecast

Advanced Education	526	548	548	-

Affordability and Utilities	1	2	2	-

Agriculture and Irrigation	30	37	37	-

Arts, Culture and Status of Women	7	7	7	-

Education	475	481	481	-

Energy and Minerals	13	13	13	-

Environment and Protected Areas	4	4	4	-

Forestry and Parks	28	46	46	-

Health	562	580	580	-

Infrastructure	149	160	160	-

Jobs, Economy and Trade	1	2	2	-

Justice	1	4	4	-

Municipal Affairs	1	4	1	(3)

Public Safety and Emergency Services	29	29	29	-

Seniors, Community and Social Services	52	52	52	-

Service Alberta and Red Tape Reduction	16	18	18	-

Technology and Innovation	57	80	80	-

Transportation and Economic Corridors	788	852	852	-

Treasury Board and Finance	23	22	22	-

Legislative Assembly	2	2	2	-

Total Amortization Expense [a]	2,764	2,943	2,940	(3)

[a]

2024-25 Budget numbers restated for the adoption of the Public Private partnership standard, which reflects decreases in amortization expense of $3 million for Education and $9 million for Transportation and Economic Corridors.

Debt Servicing Costs

(millions of dollars)

	Fiscal Year			Change from Budget
	2023-24	2024-25
	Actual	Budget	Forecast

Taxpayer-supported general debt servicing costs

Education – school boards	10	9	9	-

Treasury Board and Finance	917	1,066	987	(79)

Total	927	1,075	996	(79)

Taxpayer-supported Capital Plan debt servicing costs

Education – Alberta Schools Alternative Procurement P3s	30	33	33	-

Transportation and Economic Corridors– ring road P3s	92	115	115	-

Treasury Board and Finance – direct borrowing	1,201	1,385	1,283	(102)

Total	1,323	1,533	1,431	(102)

Total taxpayer-supported debt servicing costs	2,250	2,608	2,427	(181)

Self-supported debt servicing costs

Treasury Board and Finance – loans to local authorities	802	677	670	(7)

Treasury Board and Finance – Ag. Financial Services Corp.	97	104	111	7

Total	899	781	781	-

Total Debt Servicing Costs [a]	3,149	3,389	3,208	(181)

[a]

2024-25 Budget numbers restated for the adoption of the Public Private partnership standard, which reflects increases in debt servicing costs of $6 million for Education and $18 million for Transportation and Economic Corridors.

14	2024–25 First Quarter Fiscal Update and Economic Statement

Inventory Consumption Expense
(millions of dollars)
	Fiscal Year			Change from Budget
	2023-24	2024-25
	Actual	Budget	Forecast

Advanced Education	54	196	196	-

Arts, Culture and Status of Women	1	1	1	-

Education	22	-	-	-

Forestry and Parks	1	1	1	-

Health	1,481	1,344	1,344	-

Infrastructure	1	2	2	-

Public Safety and Emergency Services	1	1	1	-

Service Alberta and Red Tape Reduction	4	6	6	-

Transportation and Economic Corridors	41	65	65	-

Total Inventory Consumption Expense	1,605	1,616	1,616	-

Inventory Acquisition
(millions of dollars)
	Fiscal Year			Change from Budget
	2023-24	2024-25
	Actual	Budget	Forecast

Advanced Education	53	195	195	-

Arts, Culture and Status of Women	1	1	1	-

Education	23	-	-	-

Forestry and Parks	-	1	1	-

Health	1,121	1,373	1,373	-

Infrastructure	1	2	2	-

Service Alberta and Red Tape Reduction	4	6	6	-

Transportation and Economic Corridors	44	65	65	-

Total Inventory Acquisition	1,247	1,642	1,642	-

2024–25 First Quarter Fiscal Update and Economic Statement	15

Cash Adjustments / GRF Cash and Allocation
(millions of dollars)
	Fiscal Year			Change from Budget
	2023-24	2024-25
	Actual	Budget	Forecast

Balance at Start of Year	5,136	3,218	3,667	449

Alberta Fund allocation - Heritage Fund	-	(2,000)	(2,000)	-

Surplus / (Deficit)	4,285	355	2,928	2,573

Cash Adjustments (negative = cash requirement; positive = cash source)

Retained Income of Funds and Agencies

Alberta Heritage Savings Trust Fund	(1,892)	(907)	(907)	-

ATB Financial	(337)	(266)	(251)	15

Agriculture Financial Services Corporation	609	(1,051)	(1,051)	-

Heritage Foundation for Medical Research Endowment Fund	(174)	(119)	(119)	-

Heritage Science and Engineering Research Endowment Fund	(87)	(62)	(62)	-

Heritage Scholarship Fund	(83)	(72)	(72)	-

Alberta Social Housing Corporation	6	(24)	3	27

Credit Union Deposit Guarantee Corporation	(9)	(16)	(15)	1

Alberta Petroleum Marketing Commission	1,637	525	606	81

Technology Innovation and Emissions Reduction Fund	(425)	(16)	(16)	-

Balancing Pool	(160)	(65)	(73)	(8)

Other	(57)	(26)	(27)	(1)

Total Retained Income of Funds and Agencies	(972)	(2,099)	(1,984)	115

Other Cash Adjustments

SUCH sector own-source revenue	(6,020)	(5,877)	(5,902)	(25)

SUCH sector own-source expense	6,643	6,895	6,933	38

Net deferred capital contribution cash adjustment	183	(42)	10	52

Energy royalties (difference between accrued revenue & cash)	274	549	(435)	(984)

Student loans	(540)	(606)	(606)	-

Other cash adjustments	922	(351)	(640)	(289)

2013 Alberta flood assistance revenue / expense	(7)	(20)	(1)	19

Wood Buffalo wildfire revenue / expense	(6)	95	(1)	(96)

Pension provisions (non-cash expense)	(372)	(364)	(364)	-

Inventory acquisition (excluding SUCH sector; non-cash expense)	(157)	(234)	(233)	1

Inventory consumption (excluding SUCH sector; non-cash expense)	361	233	233	-

Total Other Cash Adjustments	1,280	279	(1,006)	(1,284)

Capital cash adjustments

Capital investment (excluding SUCH sector self-financed)	(3,581)	(4,323)	(4,408)	(85)

Capital Plan contingency	-	800	800	-

Current principal repayments (P3s – public-private partnerships)	(92)	(98)	(98)	-

Alternative financing (P3s – public-private partnerships)	64	1	1	-

Amortization (excluding SUCH sector; non-cash expense)	1,212	1,363	1,360	(3)

Book value of asset disposals (net non-cash expense / revenue)	-	-	-	-

Total Capital Cash Adjustments	(2,397)	(2,257)	(2,346)	(89)

ATB Financial dividend	-	100	100	-

Total Cash Adjustments	(2,089)	(3,977)	(5,236)	(1,259)

Surplus / (Deficit) plus net cash adjustments	2,196	(3,622)	(2,308)	1,315

Allocation of Surplus Cash

Surplus cash (balance at start of year + surplus +/- net cash adjustments)	7,333	(2,404)	(641)	1,763

Less:

Taxpayer-supported debt repayment	3,666	-		-

Allocation to Alberta Fund	3,667	-		-

Balance at End of Year	-	(2,404)	(641)	1,763

16	2024–25 First Quarter Fiscal Update and Economic Statement

Fiscal update and

economic statement

2024-25 First quarter

Economic Update

Overview

Alberta’s economic growth is set to pick up this year, but will lag behind the exceptional increase in the province’s population. Expanding pipeline capacity and stronger-than-expected oil prices are boosting revenues and activity in the energy sector, while output from other sectors has been slow to gain momentum. Industrial investment is gaining traction and intentions have been strong. Residential construction investment is benefitting from exceptionally strong population growth (Chart 1). However, the surge in population is putting pressure on Alberta’s tight housing and rental markets. This had led to accelerating shelter costs, which are propping up headline inflation. Consumer spending in the province remains anemic and continues to be the biggest drag on growth. Easing interest rates are expected to provide some relief in the second half of the year. In addition, the wildfires in Jasper will dampen activity in the tourism sector in the near term. The wildfire led to an evacuation and losses and damage in the town and surrounding area. The impacts are still being evaluated.

Alberta’s real gross domestic product (GDP) is expected to rise 3.3 per cent in 2024, up 0.4 percentage points (ppts) from Budget 2024 and an acceleration from an estimated 1.8 per cent in 2023. Despite the upward revision, real GDP growth will trail behind the increase in population. As a result, real GDP per capita is forecast to decline again this year and hold steady in 2025, when real GDP growth improves to 3.5 per cent (Chart 2). This will be on the back of a pick up in business investment and the fading impact of high interest rates on consumer spending. Even so, real GDP per capita is not expected to return to 2019 levels in the short-term.

While the economy is expanding, Alberta’s labour and housing markets are struggling to accommodate the rapid increase in population. Employment is on track to grow at a solid pace this year, but it has not kept up with the expansion in the labour force. This means that the unemployment rate is now forecast to average 7.0 per cent in 2024, an increase of 0.5 ppts from budget. It is forecast to come down next year as population growth moderates and employment catches up.

Global growth prospects still intact

Downside risks to the global economy have eased since budget, although the global economy is still expected to see sluggish growth this year. The International Monetary Fund is projecting the global economy to rise 3.2 per cent in 2024 and 3.3 per cent in 2025, well below the 2000-2019 average of 3.8 per cent. Global growth held up better than expected in the first half of the year, led by the surprising resilience in the U.S. economy, which expanded 2.8 per cent in the second quarter. While recent indicators, including a weaker-than-expected jobs report, stoked recession concerns in recent weeks, the U.S. economy is still poised to see a soft landing this year. Meanwhile,

Canadian economic growth has picked up after stalling in the second half of last year, but is expected to trail the U.S. in 2024. Growth in the euro area is recovering but remains subdued, while China’s economy continues to slow amid headwinds from ongoing challenges in the property sector.

With moderating growth and cooling inflation, some central banks are in the early stages of monetary easing. The Bank of Canada (BoC) cut its policy rate in June and July, and is expected to lower its policy rate further to reach 3.0 per cent by the end of next year. The U.S. Federal Reserve is also widely expected to begin cutting interest rates in the Fall, which will lend support to activity in the second half of 2024 and into 2025.

Chart 1: Year-to-date strength led by housing and oil production

Year-to-date growth in Alberta Activity Index by components, May 2024

Source: Alberta Treasury Board and Finance

Chart 2: Real GDP growth is muted relative to population increase

Alberta real GDP and real GDP per capita, indexed to 2019

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate,
f-forecast

18	2024–25 First Quarter Fiscal Update and Economic Statement

Oil prices exceeding expectations

Oil prices have held up better than expected since budget. The West Texas Intermediate (WTI) oil price averaged US$81 per barrel (/bbl) in the first four months of 2024-25, supported by an improvement in the global economic outlook and the extension of voluntary production cuts by OPEC+ members. Prices have been increasingly volatile recently amid growing concerns over slowing demand in China and the U.S., alongside heightened geopolitical tensions in the Middle East. With the strength year-to-date (YTD), WTI oil price has been revised higher to US$76.50/bbl in 2024-25, an increase of US$2.50 from budget (Chart 3). As before, this assumes that prices will be softer in the second half compared to the first half of the fiscal year.

Heavy oil prices also got a boost in the first half of 2024. The startup of the Trans Mountain pipeline expansion (TMX) in early May helped narrow the discount between WTI and Western Canadian Select (WCS) oil prices. Additionally, U.S. refineries ramping up for the summer driving season increased demand for heavy crude, further helping to narrow the differential. This was accompanied by maintenance in oil sands facilities, which temporarily reduced supply in the spring months. The differential is now expected to average US$14.40/bbl in 2024-25, US$1.60 narrower than budget.

In addition to a narrower differential and stronger WTI, exporters are also benefitting from a weaker Canadian dollar. Diverging interest rate expectations between the U.S. and Canada and a weakening Canadian economy have weighed on the Loonie. It is now forecast

Chart 3: Oil prices stronger than expected so far this year

Price of West Texas Intermediate (WTI)

Sources:	Haver Analytics, Reuters and Alberta Treasury Board and Finance; f-forecast

Chart 4: Oil production continues to set seasonal record

Monthly oil production

Source:	Alberta Energy Regulator

to average 73.70 US¢/Cdn$ in 2024-25, down from 75.9 US¢/Cdn$ at budget. This will provide an additional lift to WCS, which is now expected to be higher compared with 2023-24. It is forecast to rise to Cdn$84.30/bbl this fiscal year, an increase of Cdn$7.50/bbl from budget.

Near-term weakness in natural gas price

Unlike oil, the price of Western Canadian natural gas has declined since budget. A mild winter, combined with robust natural gas production in Western Canada, led to elevated inventories heading into the spring. Oversupplied market conditions have weighed on Alberta’s natural gas price, with AECO plunging below C$1.00 per gigajoule (/GJ) in June. In contrast, the North American natural gas benchmark Henry Hub price held steady, resulting in a significant widening in the differential between the two hubs. The Alberta Reference Price (ARP) is now forecast to average Cdn$1.80/GJ in 2024-25, a decrease of Cdn$1.10 from budget. Prices are expected to improve later in the year as demand picks up. The commencement of LNG Canada Phase 1 in 2025 is also expected to expand market access for Western Canadian producers and support prices.

Energy sector taking the lead

Improved export capacity and solid oil prices are supporting activity and investment in the energy sector. After a slow start to the year, rigs drilling remained strong through the spring break period before surging 14 per cent year-over-year (y/y) in July. In response to TMX coming online, oil production has also consistently hit new seasonal highs in the last eight months (Chart 4). This is despite maintenance-related shutdowns at some oil sands facilities in the spring. Oil production is set to average more than 3.9 million barrels per day (bpd) in 2024, an increase of almost 116,000 bpd from 2023. Real oil exports are forecast to grow 4.5 per cent this year, up from around three per cent at budget, before moderating to 2.8 per cent in 2025. Inventory drawdowns are also expected to provide an additional boost to export volumes this year.

With the strength in activity, investment in the oil and gas extraction sector is forecast to grow 7-8 per cent annually (or around $2.4 billion) in 2024 and 2025,

2024–25 First Quarter Fiscal Update and Economic Statement	19

roughly unchanged from budget. It is the major driver of business investment this year. As in recent years, the investment response to higher oil prices is expected to remain modest as producers boost output largely through debottlenecking, optimization and small-scale expansions. Uncertainty around federal government’s emissions reduction policies are also keeping a lid on investment.

Agriculture, manufacturing a drag on output

Outside the energy sector, business output has been slow to gain momentum this year. Exports of farm, fishing & intermediate food products have pulled back from last year’s elevated levels and are down more than nine per cent in the first half of the year. Crop exports are being weighed down by below average crop yields in 2023 and moderating prices this year. These are partly being offset by higher sales of food manufacturing products, which have increased more than four per cent through June.

Categories such as basic & industrial chemical products and metal & non-metallic mineral products have also contributed to the decline in the value of exports so far this year. While lower prices have played a significant role, slowing demand has also been a factor. Meanwhile, exports of industrial machinery surged in July after failing to gain ground, while manufacturing sales of forestry and building products are benefitting from a rebound in residential construction.

Real manufacturing exports have been revised slightly lower this year compared to budget. In contrast, real service exports are forecast to remain solid. The loss of tourism activity in Jasper will be a drag on exports. However, the completion of TMX and other pipeline projects will boost activity in the transportation sector.

Industrial investment to gain traction

Investment is set to accelerate in 2025 after a mild pick up this year, led by the industrial sector. Non-residential building construction investment in the sector has grown more than 30 per cent YTD. Factory investment has been a major driver, with large projects such as the construction of McCain’s potato processing plant, Air Products’ hydrogen complex, and Imperial Oil’s renewable diesel facility already underway. In comparison, commercial building investment has fallen amid ongoing weakness in office construction and slowdown in warehouse construction. Investment in private sector engineering construction has also retreated from last year’s elevated levels following the completion or winding down of large-scale pipeline projects such as TMX, NGTL and Peace pipeline expansion.

Investment outside oil and gas extraction is forecast to grow 3.0 per cent this year before ramping up to 9.0 per cent in 2025. Dow’s $11.6 billion Path2Zero project is breaking ground, with construction set to ramp up next year. Investment intentions in the province

Chart 5: Surge in NPRs accelerating population growth

Annual change in population by migration component

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast remain strong, further boosting the outlook in the medium term. Among these are projects that received final investment decision in recent months are Wolf Midstream’s NGL North System Phase 2, Shell Canada’s Polaris carbon capture project at its Scotford refinery and chemicals complex, and the Atlas Carbon Storage Hub.

Population growth accelerates

Alberta’s population is expected to grow at a much faster pace than anticipated at budget. In the first quarter of 2024, Alberta’s population was up over 200,000 from a year ago, representing an increase of 4.4 per cent. This is the highest annual growth rate since 1981 for that quarter and the fastest among all provinces. Net international migration is on track to surpass last year’s elevated levels, led by record arrivals of non-permanent residents (NPRs) which include temporary foreign workers, international students and refugee claimants, along with their family members. Immigrant landings have also been boosted by Alberta’s rising share of national admissions. Net interprovincial migration is expected to soften from last year’s record level, but remain historically strong. Alberta’s population is now forecast to grow 4.6 per cent in the 2024 census year (Chart 5), up significantly from the budget forecast of 3.7 per cent and higher than 4.1 per cent seen in 2023.

Population growth is expected to moderate to 3.2 per cent in the 2025 census year, still higher than the budget forecast of 2.7 per cent. With the upward revision, Alberta’s population is now projected to be 90,000 higher by 2025 compared with budget. NPRs are expected to pull back but continue to see strong net positive inflows. This spring, the federal government announced their intention to reduce the number of international study permits and lower temporary residents to 5 per cent of the Canadian population over the next three years. In 2024-25, Alberta will receive a higher allocation of international study permits, and with Alberta’s per capita share of temporary residents being currently below the federal government’s target of 5 per cent, impacts from this change are expected to be modest. Larger provinces such Ontario and BC are expected to see more outsized impacts.

20	2024–25 First Quarter Fiscal Update and Economic Statement

Elevated residential construction activity

Activity in Alberta’s residential construction sector is booming as home builders respond to record-setting migration and tight housing conditions. Housing starts averaged more than 45,000 units (annualized) in the first seven months of 2024, up nearly 50 per cent from the same period last year, before momentum really picked up. All categories have seen strong growth so far this year, led by the multi-family segment, which is benefitting from strong rental demand and homebuyers’ shift to lower-priced homes amid high interest rates. Despite the ramp up in construction, supply continues to lag behind demand. As a result, the ratio of housing starts to population growth has climbed over the past year (Chart 6). This is well above the historical average. Stronger-than-expected population growth suggests that housing supply will need to catch up further. However, the response from the construction sector will continue to be constrained by the lack of skilled labour and high construction costs. Housing starts are now expected to average 42,500 in 2024 and 42,900 in 2025, up from the budget forecast of about 39,000 units annually.

The surge in new housing construction, along with strong resale housing activity, are expected to boost growth in real residential investment to almost 14 per cent this year before moderating to around 5 per cent in 2025. Growth this year will be dampened by renovation spending, which has pulled back sharply as households curtail discretionary and big-ticket spending. With interest rates expected to fall further and consumer sentiment improving, renovation spending is poised to see a modest pickup next year.

Job gains moderating but solid

Employment is on track to expand at a solid pace. Despite a pull back in the services sector and slowing momentum in the goods sector in the second quarter, headline employment has grown at a strong clip of 3.2 per cent YTD through July. While oil & gas employment has rebounded, the slowdown in consumer spending has weighed on employment in the retail & wholesale trade and transportation & warehousing sectors. Nonetheless, Alberta’s employment growth has outperformed the national average, with the province accounting for nearly all of the increase in Canada’s private sector employment over the past year. With job vacancies easing and the job finding rate slowing, employment is anticipated to see more modest growth for the remainder of the year. Employment is forecast to rise 3.0 per cent in 2024, in line with budget expectations. A pick up in business investment and consumer spending should see employment grow 3.1 per cent next year.

Unemployment rising sharply

The unemployment rate has climbed significantly with more people looking for work in Alberta. The labour force has grown at an exceptionally strong pace over the past year, well above the levels seen in recent population booms. This

Chart 6: Housing supply has improved but still trails behind demand

Alberta housing starts and population per dwelling

Sources: Statistics Canada and Haver Analytics; *seasonally adjusted at annual rate has outstripped job gains and put upward pressure on the unemployment rate, which averaged 6.7 per cent in the first seven months of the year. Moderating labour demand, combined with strong growth in labour supply, is expected to push the unemployment rate higher in the second half of the year. The rising unemployment rate also appears to be discouraging some segments of the population from looking for work. As such, the labour force participation rate has been lower-than-expected this year, which will keep the unemployment rate contained. The unemployment rate is now forecast to average 7.0 per cent for 2024, an increase of 0.5 ppts from budget. The unemployment rate is forecast to subside to 6.8 per cent next year as employment growth catches up with the increase in labour force.

While the unemployment rate is expected to be elevated in the near term, labour market conditions in the province are stronger compared with previous periods of increased labour market slack. Alberta has experienced high unemployment during times of economic weakness, such as the 2015-16 downturn and COVID-19 pandemic. Rising unemployment during these years was driven by job losses and contraction in economic activity. This time, however, the increase in unemployment has been accompanied by rising output and employment gains (Chart 7). Job separation rates have been muted, which means that employers are not laying off staff. Wage growth has also been very strong so far this year.

Consequently, the slack in the labour market has been uneven, with unemployment rising disproportionately among new entrants such as youth and newcomers. Newcomers, in particular, tend to face difficulties integrating into the labour market after they arrive due to a variety of factors such as credential recognition, language barriers and lack of Canadian work experience.

2024–25 First Quarter Fiscal Update and Economic Statement	21

Inflation moderating gradually

Consumer inflation is subsiding, but at a pace slower than anticipated at budget. Broader price pressures have been moderating with outright price declines and weaker demand for durable and semi-durable goods. Muted growth in energy costs has dampened non-durable goods inflation, although rising food prices continue to be a major upward contributor. In addition, services inflation has accelerated sharply and is approaching its recent peak. The increase has been largely driven by shelter, where strong demand and tight housing market conditions are putting pressure on rents and house prices (Chart 8). Rising food and shelter prices have stalled the moderation in headline inflation in recent months. Inflation is now expected to average 3.0 per cent in 2024, up 0.5 ppts from budget, before declining to 2.3 per cent in 2025.

Consumers holding back spending

Consumers in Alberta are tightening their belts as they continue to feel the pinch from high interest rates and surging shelter costs. Retail sales are down 1.1 per cent YTD, reflecting price declines and sluggish demand in some categories. The weakness is concentrated on spending at gasoline stations and on discretionary items such as motor vehicles, building materials & garden supplies, clothing & accessories, and furniture. In contrast, strong migration into the province is supporting spending on staple goods such as food & beverages, and health & personal care items.

The large influx of people into the province is expected to boost real consumer spending, which is forecast to rise 3.5 per cent in 2024, up 0.1 ppts from budget. On a per capita basis, however, real consumer spending is forecast to decline again this year before improving slightly in 2025. Spending on services is expected to hold up better than goods, as it benefits more from a rising population. Alberta’s relatively higher savings rate, lower debt to disposable income ratio and stronger economic conditions should also provide some cushion to households. Lower interest rates and rising consumer sentiment should pave the way for per capita spending to improve in the second half of this year and through 2025.

Chart 7: Unemployment rising even as activity is expanding

Alberta Activity Index (January 1981 = 100)

Sources: Alberta Treasury Board and Finance, Statistics Canada, and Haver Analytics

Chart 8: Shelter costs lifting inflation

Year-over-year percentage growth in Alberta’s consumer price index

Sources: Statistics Canada and Haver Analytics

22	2024–25 First Quarter Fiscal Update and Economic Statement

Key Energy and Economic Assumptions

		2024-25	2024-25 Fiscal Year

Fiscal Year Assumptions	2023-24 Actual	3 Month Actual	Budget	1st Quarter

Prices

Crude Oil Price

WTI (US$/bbl)	78.00	81.00	74.00	76.50

Light-Heavy Differential (US$/bbl)	17.30	13.60	16.00	14.40

WCS @ Hardisty (Cdn$/bbl)	81.70	91.70	76.80	84.30

Natural Gas Price

Alberta Reference Price (Cdn$/GJ)	2.07	1.01	2.90	1.80

Production

Conventional Crude Oil (000s barrels/day)	511	512	507	516

Raw Bitumen (000s barrels/day)	3,333	3,228	3,429	3,449

Natural Gas (billions of cubic feet)	4,267	1,050	4,291	4,324

Interest rates

3-month Canada Treasury Bills (per cent)	4.90	4.80	4.10	4.20

10-year Canada Bonds (per cent)	3.50	3.60	3.70	3.70

Exchange Rate (US¢/Cdn$)	74.2	73.1	75.9	73.7

	2023 Calendar Year		2024 Calendar Year		2025 Calendar Year

Calendar Year Assumptions	Budget	Actual	Budget	1st Quarter	Budget	1st Quarter

Gross Domestic Product

Nominal (millions of dollars)	440,632	439,794*	456,081	461,308	483,902	486,736

per cent change	-4.1	-4.2*	3.5	4.9	6.1	5.5

Real (millions of 2017 dollars)	351,903	349,721*	362,093	361,420	374,055	374,156

per cent change	2.5	1.8*	2.9	3.3	3.3	3.5

Other Indicators

Employment (thousands)	2,461	2,461	2,535	2,535	2,614	2,614

per cent change	3.6	3.6	3.0	3.0	3.1	3.1

Unemployment Rate (per cent)	5.9	5.9	6.5	7.0	6.0	6.8

Average Weekly Earnings	2.4	2.1	3.8	3.2	3.6	3.4

(per cent change)

Primary Household Income	7.7	6.4*	6.7	6.9	5.6	5.8

(per cent change)

Net Corporate Operating Surplus	-14.5	-15*	0.0	5.7	4.9	4.4

(per cent change)

Housing Starts (thousands of units)	36.0	36.0	38.8	42.5	39.9	42.9

Alberta Consumer Price Index	3.3	3.3	2.5	3.0	2.2	2.3

(per cent change)

Population (July 1st, thousands)	4,695	4,695	4,870	4,913	4,982	5,071

per cent change	4.1	4.1	3.7	4.6	2.3	3.2

*	Alberta Treasury Board and Finance estimate

2024–25 First Quarter Fiscal Update and Economic Statement	23